UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                       For the month of: January 19, 2006
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                 (Translation of registrant's name into English)

                               34 Ha-Barzel Street
                             TEL-AVIV 69710, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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     Attached hereto and incorporated by reference herein is the registrant's press release announcing its preliminary results for the fourth quarter of 2005, issued on January 19, 2006.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            CLICKSOFTWARE TECHNOLOGIES LTD.
                                            (Registrant)


                                            By /s/ Shmuel Arvatz
                                            --------------------
                                            Shmuel Arvatz
                                            Executive Vice President and
                                            Chief Financial Officer



Date: January 19, 2006

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CONTACTS:
Shmuel Arvatz                               Howard Kalt
Chief Financial Officer                     Kalt Rosen & Co.
++972-3-7659467                             (415) 397-2686
Shmuel.Arvatz@clicksoftware.com             Kalt@KRC-IR.com

           CLICKSOFTWARE ANNOUNCES PRELIMINARY FOURTH QUARTER RESULTS
    RECORD BACKLOG & DEFERRED REVENUES OFFER GOOD VISIBILITY GOING INTO 2006

BURLINGTON, MA, JANUARY 19, 2006 - ClickSoftware Technologies, Ltd., (NasdaqSC:
CKSW), the leading provider of workforce and service optimization solutions, today announced preliminary results for the fourth quarter of 2005. The Company expects revenues of approximately $6 million--below earlier projections of $6.7 to $7.3 million. Based on preliminary estimates of operating costs, the anticipated net loss is estimated to be between $650,000 and $750,000, or between $0.02 and $0.03 per share.

The Company estimates that its cash, cash-equivalents, short and long-term investments increased to approximately $13.8 million as of December 31, 2005, compared with $13.1 million at the end of the third quarter. Backlog and deferred revenues as of December 31, reached a record level and are estimated at $13.7 million compared to $11.9 million at the end of the third quarter of 2005.

"As we previously announced, during the fourth quarter we signed two significant contracts, one in the utilities and the other in the telecommunications sectors, as well as two other significant contracts that were signed close to the end of the third quarter. Revenues from these contracts should be recognized across several quarters. We are starting 2006 with an extensive backlog and deferred revenues estimated at approximately 56 percent of the total 2005 revenues," said Moshe BenBassat, ClickSoftware's Chairman and CEO. "We have a good visibility going into the first half of 2006".

These preliminary results are based on ClickSoftware's initial analysis of operating results and are subject to change as additional financial information becomes available. ClickSoftware will report final results for the quarter, including an updated earnings outlook, at the beginning of February 2006. A news release announcing dial-in and webcasting details for the conference call will be issued in advance.


ABOUT CLICKSOFTWARE
ClickSoftware is the leading provider of workforce and service optimization solutions that maximize workforce productivity and customer satisfaction while minimizing operations costs. ClickSoftware's ServiceOptimization Suite provides an integrated, intelligent solution for automatic, efficient, and effective decisions over the entire service decision-making chain. It includes reliable customer demand and workload forecasting, strategic and tactical capacity planning, daily service scheduling, troubleshooting and repair support, wireless workforce management, and business analytics, connecting all organizational levels and functions. The company has offices in Burlington, MA; Tel-Aviv, Israel; North America; Europe; and Asia Pacific. For more information about ClickSoftware, call (781) 272-5903 or (888) 438-3308 or visit
http://www.clicksoftware.com.

This press release contains express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, those regarding future results of operations, visibility into future periods, recognition of revenues, backlog and deferred revenues. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors, which may cause actual results or performance to be materially different from those projected. Achievement of these results by Clicksoftware and its subsidiaries may be affected by many factors, including among others, the following: risks and uncertainties regarding the general economic outlook; the length of or change in the company's sales cycle; the company's ability to close sales to potential customers in a timely manner; the company's ability to maintain or increase relationships with strategic partners; and the company's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in ClickSoftware's annual report on Form 10-K for the year ended December 31, 2004 and subsequent filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.